SeaStar Medical Holding Corporation

3513 Brighton Blvd, Suite 410

Denver, CO 80216

January 6, 2023

VIA EDGAR AS CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jordan Nimitz

Re:	SeaStar Medical Holding Corporation

Registration Statement on Form S-1

File No. 333-268503

Dear Ms. Nimitz:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, SeaStar Medical Holding Corporation hereby requests acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-268503) so that such registration statement may become effective as of 4:05 p.m., Eastern time, on January 9, 2023, or as soon as practicable thereafter.

Sincerely,

SeaStar Medical Holding Corporation

By:	/s/ Eric Schlorff
Name:	Eric Schlorff
Title:	Chief Executive Officer